Spartan Stores, Inc.
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

January 16, 2007

Mr. William Thompson
Branch Chief, Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

Spartan Stores, Inc.
Form 8-K Filed March 30, 2006
Form 10-K for Fiscal Year Ended March 25, 2006, Filed May 19, 2006
Form 10-Q for Fiscal Quarters Ended June 17, 2006 and September 9,
2006, Filed July 27, 2006 and October 12, 2006
File No. 000-31127

Dear Mr. Thompson:

This letter is our response to your comment letter of December 7, 2006, concerning our Form 8-K filed March 30, 2006, Form 10-K for the fiscal year ended March 25, 2006 ("fiscal year 2006") and Forms 10-Q for the fiscal quarters ended June 17, 2006 and September 9, 2006. We at Spartan Stores, Inc. strive to meet or exceed the Commission's requirements in all of our securities filings and have considered your comments very carefully.

With this in mind, we respectfully submit for your consideration the following responses to your specific comments (which are set forth in italics below).

Mr. William Thompson
January 16, 2007

Form 10-K for Fiscal Year Ended March 25, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 18

1.

In future filings please disclose how you calculate the change in comparable store sales from period to period, including how you treat stores that were closed, renovated or relocated during the period.

Response

In future filings, we will provide the following disclosure:

          We define a retail store as comparable when it is in operation for 14 accounting periods (a period equals 4 weeks). We include remodeled, expanded and relocated stores in comparable stores.

Liquidity and Capital Resources, page 25

Contractual Obligations Table, page 26

2.

Please revise your contractual obligations table in future filings to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, please provide information regarding future interest payments in a footnote to the table. See Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

Response

In future filings we will include estimated interest payments on long-term debt in the contractual obligations table or notes thereto.

Mr. William Thompson
January 16, 2007

Financial Statements and Supplementary Data, page 29

Consolidated Statements of Cash Flows, page 35

3.

Please tell us why repayments and borrowings under bank lines of credit qualify for net reporting. Refer to paragraphs 11 through 13 of SFAS 95. To the extent that these amounts do not qualify for net reporting, please disclose gross borrowings and repayments under your bank lines of credit in future filings.

Response

Paragraph 12 of SFAS 95 states,

For certain items, the turnover is quick, the amounts are large, and the maturities are short. ...Only the net changes during the period in assets and liabilities with those characteristics need be reported because knowledge of the gross cash receipts and payments related to them may not be necessary to understand the enterprise's operating, investing, and financing activities.

Paragraph 13 indicates that items that qualify are cash receipts and payments pertaining to investments (other than cash equivalents), loans receivable, and debt, provided that the original maturity of the asset or liability is three months or less.

Our bank lines of credit consist of a $225.0 million senior secured revolving credit facility ("credit facility"). Borrowings under this credit facility are comprised of prime rate borrowings and LIBOR borrowings. Based on a day-to-day analysis of our current and near-term expected cash position and our expected capital expenditures, our prime rate debt is adjusted on a daily basis through additional borrowings or pay downs on the existing balance and, likewise, our LIBOR borrowings are adjusted based on a 30-day maturity cycle.

We believe that our borrowings under the credit facility possess the characteristics stated in SFAS 95 - that the turnover is quick, the amounts are large, and the maturities are short. Furthermore, we do not believe that reporting gross borrowings and repayments under the credit facility would be necessary for the reader to understand our financing activities. In special circumstances, where additional borrowings or pay downs under the credit facility vary significantly from day-to-day activity, we provide additional disclosure in order that the reader may understand the transaction or activities underlying the financing activity. An example of this can be found in our Form 10-Q for Fiscal Quarter Ended June 17, 2006 and Form 10-K for the Fiscal Year Ended March 25, 2006 where we disclosed our acquisition financing related to a major asset purchase. The asset purchase is also reflected on a separate line within the Consolidated Statements of Cash Flows.

We believe we have appropriately applied SFAS 95 in determining that our borrowings and repayments under our credit facility qualify for net reporting. If circumstances change with our

Mr. William Thompson
January 16, 2007

financing arrangements we will reevaluate gross versus net reporting in the statement of cash flows.

Notes to Consolidated Financial Statements, page 37

Note 1 - Summary of Significant Accounting Policies and Basis of Presentation, page 37

Property and Equipment, page 38

4.

Gains and losses recognized from the sale of a long-lived asset that is not a component of an entity should be included in the operating earnings subtotal when such a subtotal is presented in the statement of operations. Refer to paragraph 45 of SFAS 144. In future filings, please revise your income statement classification of gains on sales of property and equipment accordingly.

Response

Paragraph 45 of SFAS 144 states:

A gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a component of an entity shall be included in income from continuing operations before income taxes in the income statement of a business enterprise and in income from continuing operations in the statement of activities of a not-for-profit organization. If a subtotal such as "income from operations" is presented, it shall include the amounts of those gains or losses.

The "Summary" section of SFAS 144 states:

A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale or that has been disposed of is presented as a discontinued operations if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component.

In fiscal 2006, substantially all of the gain on sale recorded was vacant land not being used in operations. It does not meet the definition of a component of an entity. Because it was not used in operations, we believe it is appropriately presented in non-operating income. In fiscal 2005, the majority of the gain on sale recorded related to the sale of our interest in a single-store joint venture, which did represent a component of an entity. We continue to have a long-term contract with the owner of the store to supply a significant percentage of the store's product offering. Therefore, the gain recognized would not be properly recorded in discontinued operations. We believe it would not be appropriate to record that gain in income from operations either. Therefore, we have included the gain in other income. We believe the presentation as previously reported provides investors a clearer picture of how our core business performed. In future filings,

Mr. William Thompson
January 16, 2007

any gains and losses recognized from the sale of a long-lived asset that is not a component of an entity will be included in operating earnings.

Earnings (loss) per share, page 40

5.	Please tell us how you treat outstanding and unvested restricted common shares in your computation of basic and diluted earnings per share. Please refer to paragraphs 10 and 30 of SFAS 128.

Response

          All issued restricted stock shares were considered outstanding common shares and included in the computation of basic earnings per share. Beginning with our Form 10-Q for Fiscal Quarter Ended September 9, 2006, restricted stock shares are considered outstanding and included in the computation of basic earnings per share as of the date that the vesting (service) condition has been satisfied. Unvested restricted shares are considered outstanding and included in the computation of diluted earnings per share, not basic earnings per share, using the modified treasury stock method per paragraph 30 of SFAS 128. The impact of this treatment was immaterial as earnings per share were understated by less than $.01 per share in each quarter reported.

Note 2 - Acquisition of Assets, page 41

6.

We note that pro forma adjustments include incremental gross profit and selling, general and administrative expenses recorded to the Distribution segment due to increased volume resulting from the acquisition. Pro forma adjustments related to the pro forma condensed statement of earnings should include adjustments which give effect to events that are directly attributable to the transaction, expected to have a continuing impact and factually supportable. In that regard, please tell us why the pro forma adjustment is directly related to the transaction. Please refer to paragraph (b)(6) of Article 11 of Regulation S-X and paragraph 55 of SFAS 141. Please also tell us the incremental gross profit and expenses reflected in the pro forma condensed statement of earnings.

Response

Article 11, paragraph (b)(6), of Regulation S-X states:

Pro forma adjustments related to the pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented and shall include adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable.

Mr. William Thompson
January 16, 2007

SFAS 141, paragraph 55 states:

At a minimum, the supplemental pro forma information shall display revenue, income before extraordinary items and the cumulative effect of accounting changes, net income, and earnings per share. In determining the pro forma amounts, income taxes, interest expense, preferred share dividends, and depreciation and amortization of assets shall be adjusted to the accounting base recognized for each in recording the combination. Pro forma information related to results of operations of periods prior to the combination shall be limited to the results of operations for the immediately preceding period. Disclosure also shall be made of the nature and amount of any material, nonrecurring items included in the reported pro forma results of operations.

Spartan Stores operates in two business segments: Retail and Distribution. Our Retail segment consists of 87 owned retail stores. Our Distribution segment distributes grocery and related products to over 350 independently owned retail stores as well as the 87 corporate-owned stores. Spartan Stores was not the primary supplier to D&W immediately prior to the acquisition. Coinciding with the acquisition, D&W Food Centers, Inc. terminated its supply contract with its primary supplier. As a direct result of the acquisition, Spartan Stores' Distribution segment immediately became the primary supplier to the acquired D&W stores. The incremental distribution business was a key consideration in assessing the acquisition. It was necessary to reflect the incremental gross profit and selling, general and administrative expenses in the Distribution segment, as these increases were directly attributable to the transaction, they will continue after the acquisition and they are factually supportable based upon sales invoices and truck routes in the distribution operations to handle the increased volume. We believe that the pro forma financial statements have been prepared in accordance with Regulation S-X, Article 11, paragraph (b)(6) and SFAS 141, paragraph 55.

The pro forma adjustments for the incremental gross profit and incremental selling, general and administrative expenses reflected in the pro forma condensed statement of earnings were $8.9 million and $3.4 million, respectively, pre-tax.
7.	It does not appear that you recognized the fair value of acquired trademarks and trade names of D&W in your allocation of the purchase price. Please advise.

Response

Spartan Stores acquired ownership of the "D&W" trade name as an incident of its purchase of certain of the assets of D&W Food Centers, Inc. Prior to the acquisition, D&W was a distressed company, which we believe impaired the value of the trade name. In fact, D&W closed four locations shortly before the acquisition. D&W's sales were falling and store conditions were deteriorating as the product offerings and store facilities had not been well maintained which we believe further damaged the "D&W" name. The D&W independent

Mr. William Thompson
January 16, 2007

auditors' report included a paragraph questioning the ability of D&W to continue as a going concern.

This was an acquisition of a chain within our current market area. We believed that the acquisition of D&W would be successful for us due to the synergies with our existing retail operations as well as the profitability derived from the increased volume in our Distribution operations. The "D&W" brand was not a factor to which we attached any value in our decision to acquire the stores. Accordingly, we did not allocate any purchase price to the name.

While this acquisition was pending, we developed our business and marketing plans for the stores to be acquired. We determined that we would adopt a two-tier business and marketing strategy. Some of the stores would be value oriented and marketed and operated under our "Family Fare" name in the same manner as our existing in-market Family Fare stores. Some of the stores would be operated under a more upscale business and marketing plan, with greater emphasis on premium products, perishables and high service.

We considered a number of brand identities for the more upscale group of stores and ultimately selected a brand name "D&W Fresh Markets". The decision on whether to banner the acquired stores "D&W Fresh Markets" versus "Family Fare" was based upon demographics in the stores market area and whether there were any existing Family Fare stores in the area. Our primary business objective for selecting this name was to differentiate these stores from our "Family Fare" stores for marketing purposes.

We believe that the value of the stores we acquired is associated with the format, location, product offerings and incremental distribution volume rather than the name on the front of the store. Accordingly, we believe it was appropriate to assign no value to the D&W trade name.

Note 4 - Discontinued Operations, page 47

8.

Please tell us the nature of the pre-tax gain recognized in anticipation of liquidation of convenience distribution entities and your basis in GAAP for recognizing the gain, citing relevant authoritative guidance.

Response

The assets associated with our convenience distribution operations were sold during fiscal 2004. We maintained certain liabilities for the convenience distribution operations as the buyers did not assume all liabilities. Estimates of these liabilities have been re-evaluated on a regular basis. In fiscal 2006 we made a final adjustment to these liabilities.

In future filings, we will revise the disclosure to state the following:

In fiscal 2006, a final adjustment was made to the liabilities retained upon the sale.

Mr. William Thompson
January 16, 2007

Note 5 - Asset Impairments and Exit Costs, page 49

9.

In future filings please disclose the total amount expected to be incurred in connection with each exit activity and the cumulative amount incurred to date. Please also revise to identify the adjustments to the liability balances with explanations of the reasons therefore. The additional disclosures should be made for each major type of cost and for each reportable segment. In doing so, consider separate presentations regarding ancillary costs and each exit activity or disposal activity that has a material effect on the balance sheet, results of operations or cash flows. Refer to paragraph 20 of SFAS 146 and SAB Topic 5.P.4.

Mr. William Thompson
January 16, 2007

Response

Substantially all of our exit costs resulted from the closure of stores in our Retail segment. Store closings are necessary in the normal course of any retail operation. We view the closure of stores as a single exit activity.

In future filings, our footnote on Asset Impairments and Exit Costs will be revised per your recommendations. As an example, our fiscal 2007 disclosure will appear as follows:

The Retail segment recognized charges of $0.4 million for asset impairment costs and $4.1 million for lease and related ancillary costs in the first quarter of fiscal 2007 related to the closure of two Family Fare Supermarkets stores and moving the central bakery operation into individual retail stores. Neither of the closed stores was acquired in the acquisition of D&W. The restructuring was based on Spartan Stores' comprehensive review of retail grocery store capacity in its markets following the completion of the acquisition of 16 D&W supermarkets on March 27, 2006, its desire to move the production of bakery products closer to the consumer, and the economics of its central bakery operation.

The following table provides the activity of exit costs for our Retail segment for the 24 weeks ended September 9, 2006. Exit costs recorded in the Consolidated Balance Sheets are included in "Current portion of exit costs" in "Current liabilities" and "Exit costs" in "Long-term liabilities" based on when the obligations are expected to be paid.

(In thousands)
Lease and Ancillary Costs

Balance at March 26, 2006	$15,317
Exit costs assumed in acquisition of D&W	19,231
Provision for lease and related ancillary costs, net of estimated sublease recoveries	4,050
Payments, net of interest accretion	(2,673)
Balance at September 9, 2006	$35,925

Note 8 - Leases, page 52

10.

In future filings please disclose minimum rentals, contingent rentals and sublease rentals included in rent expense for each of the periods presented. Please also disclose a general description of your leasing arrangements. Refer to paragraph 16(c) and (d) of SFAS 13.

Response

In future filings, our Lease footnote will include the following disclosure:

Mr. William Thompson
January 16, 2007

Most of the Company's retail stores are operated in leased facilities. The Company also leases certain warehouse facilities, its tractor and trailer fleet and certain other equipment. Most of the property leases contain renewal options of varying terms. Terms of certain leases contain provisions requiring payment of percentage rent based on sales and payment of executory costs such as property taxes, utilities, insurance and maintenance. Terms of certain leases of transportation equipment contain provisions requiring payment of percentage rent based upon miles driven. Portions of certain property are subleased to others.

Rental expense under operating leases consisted of the following:

(In thousands)		2007			2006			2005
Minimum rentals	$	XX,XXX		$	XX,XXX		$	XX,XXX
Contingent payments		XX			XX			XX
Sublease income		(XXX	)		(XXX	)		(XXX	)
	$	XX,XXX		$	XX,XXX		$	XX,XXX

Controls and Procedures, page 63

11.

We note that you state your disclosure controls and procedures were effectively designed and operated to cause material information required to be included in your periodic filings with the Securities and Exchange Commission to be accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. In future filings please revise to clarify, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. See Exchange Act Rule 13a-15(e). Please similarly revise future filings on Form 10-Q.

Response

In future filings, we will revise our Disclosure Controls and Procedures section as follows (new disclosure is in bold type):

An evaluation of the effectiveness of the design and operation of Spartan Stores' disclosure controls and procedures (as currently defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) was performed as of March 25, 2006 (the "Evaluation Date"). This evaluation was performed under the supervision and with the participation of Spartan Stores' management, including its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). As of the Evaluation Date, Spartan Stores' management, including the CEO and CFO, concluded that Spartan Stores' disclosure controls and procedures were effective as of the Evaluation Date to ensure that material information required to be disclosed in the reports that we file or

Mr. William Thompson
January 16, 2007

submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms. ~~were effectively designed and operated to cause material information relating to Spartan Stores (including its consolidated subsidiaries) required to be included in Spartan Stores' periodic filings with the Securities and Exchange Commission to be accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.~~ Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to management, including our principal executive and principal financial officers as appropriate to allow for timely decisions regarding required disclosure.
12.

We note that you state there were no significant changes in your internal control over financial reporting. Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

Response

There were no changes in internal controls during the last fiscal quarter of Fiscal 2006 that materially affected, or are reasonably likely to affect internal control over financial reporting. In future filings, we will disclose such changes in internal controls if they occur.

Other Information, page 64

13.

Amendments to previously filed Forms 8-K must be filed on a Form 8-K/A. Refer to Question 1 of Current Report on Form 8-K Frequently Asked Questions dated November 23, 2004 issued by the Division of Corporation Finance available on our website at www.sec.gov/divisions/corpfin/form8kfaq.htm. Please file the financial statements and pro forma information required by Item 9.01 of Form 8-K in an amendment to your Form 8-K filed on March 30, 2006.

Response

The acquisition of D&W occurred on March 27, 2006. We filed Form 8-K on March 30, 2006 to disclose the transaction. At that time, the required financial statements and pro forma financial information was not yet available. Such information is required to be filed within 71 calendar days after the date that the initial report on Form 8-K must be filed. The initial report on Form 8-K was required to be filed within 4 business days of completion of the acquisition, or March 31, 2006. Therefore, the required financial statements and pro forma financial information were required to be filed by June 10, 2006.

Mr. William Thompson
January 16, 2007

Paragraph B. 3. of the General Instructions to Form 8-K states:

If the registrant previously has reported substantially the same information as required by this form, the registrant need not make an additional report of the information on this form. The term "previously reported" is defined in Rule 12b-2.

Rule 12b-2 states:

Previously Filed or Reported. The terms "previously filed" and "previously reported" mean previously filed with, or reported in, a statement under Section 12, a report under Section 13 or 15(d), a definitive proxy statement of information statement under Section 14 of the Act, or a registration statement under the Securities Act of 1933: Provided, That information contained in any such document shall be deemed to have been previously filed with, or reported to, an exchange only if such document is filed with such exchange.

On May 19, 2006, Spartan Stores, Inc.'s Form 10-K was filed. The Form 10-K included all information required in Item 2.01 and Item 9.01 of Form 8-K related to the acquisition of D&W, including Exhibit 99. Therefore, that information was "previously reported". We do not believe that a Form 8-K/A is required.

Mr. William Thompson
January 16, 2007

Form 10-Q for Fiscal Quarter Ended September 9, 2006

14.	Please address the comments above in future filings as appropriate.

Response

We will revise our future filings consistent with our responses to comments above beginning with Form 10-Q for the quarter ended December 30, 2006, to be filed by February 8, 2007.

*************

We acknowledge that:

•	Spartan Stores, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings,

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	Spartan Stores, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (616) 878-8315 with any questions or comments regarding this correspondence.

Sincerely,

/s/ David M. Staples

David M. Staples, Executive Vice President
   and Chief Financial Officer
Spartan Stores, Inc.